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                      SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549

                                 SCHEDULE  13D
                                (Rule  13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE  13d-2(a)

                                (Amendment  No. 1)


            Global Path Incorporated, formerly known as Yournet, Inc.
--------------------------------------------------------------------------------
                               (Name  of  Issuer)


                          Common  Stock,  par  value  $0.001
--------------------------------------------------------------------------------
                         (Title  of  Class  of  Securities)

                                  378956 10 6
--------------------------------------------------------------------------------
                                  (CUSIP  Number)


                             M. Richard Cutler, Esq.
                             c/o  Cutler  Law  Group
                             610  Newport  Center  Drive,  Suite  800
                             Newport  Beach,  CA  92660
                             (949)  719-1977
--------------------------------------------------------------------------------
                 (Name,  Address  and  Telephone  Number  of  Person
               Authorized  to  Receive  Notices  and  Communications)


                               September 10, 2001
--------------------------------------------------------------------------------
             (Date  of  Event  which  Requires  Filing  of  This  Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued  on  following  pages)

                              (Page  1  of 4  Pages)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP  No.  378956 10 6                13D                   Page  2 of 4 Pages

________________________________________________________________________________
1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

Oxford Capital Corp. -- 98-0216020
_______________________________________________________________________________
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC  USE  ONLY


________________________________________________________________________________
4    SOURCE  OF  FUNDS

N/A
________________________________________________________________________________
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

Cayman Islands
________________________________________________________________________________
7    SOLE  VOTING  POWER

-0-
________________________________________________________________________________
8    SHARED  VOTING  POWER

-0-
__________________________________________________________________________
9    SOLE  DISPOSITIVE  POWER

-0-
________________________________________________________________________________
10   SHARED  DISPOSITIVE  POWER

-0-
________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON*

-0-
________________________________________________________________________________
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

0%
________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON

CO
________________________________________________________________________________
      *But See Item 5.

CUSIP  No.  378956 10 6                13D                   Page 3 of 4 Pages


________________________________________________________________________________
Item  1.  Security  and  Issuer.


Class A Common Stock, par value $0.001, of Global Path Incorporated, formerly known as Yournet, Inc., a Delaware corporation, 8 Sultan Street, Suite 702, Toronto, Ontario, Canada, M5S 2C1.

________________________________________________________________________________
Item  2.  Identity  and  Background.

     (a)  Name:      Reporting Person:      Oxford Capital Corporation,
                                            a Cayman Islands Corporation

                     Director:              Robert Kubbernus,
                                            702, 8 Sultan Street
                                            Toronto, Ontario, Canada M5S 2C1

                     Director:              Riaz Mamdani,
                                            702, 8 Sultan Street
                                            Toronto, Ontario, Canada M5S 2C1

     (b)  Business  Address of Reporting Person:

                                            c/o FT Nominees Ltd.
                                            P.O. Box 1062
                                            Georgetown, Grand Cayman


     (c)  Principal Occupation of Reporting Person:     Investments

(d) During the last five years, neither the Reporting person nor any of the other persons identified in this Item 2 has been convicted in a criminal proceeding.

(e) During the last five years, neither the Reporting person nor any of the other persons identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     (f)  Citizenship of Reporting Person:       Cayman Islands
________________________________________________________________________________
Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.

N/A
________________________________________________________________________________
Item  4.  Purpose  of  Transaction.

N/A
________________________________________________________________________________
Item  5.  Interest  in  Securities  of  the  Issuer.

(a) As of the date of this report, the Reporting Person does not own any shares of Global Path Incorporated, thus holding 0% of the Issuer's securities.

(b) The Reporting Person does not have sole voting or dispositive power over any of the Issuer's shares as of the date of this Report.

(c) The following transactions were effected by the Reporting Person in the common stock of Global Path Incorporated since the most recent filing of
Schedule  13D:


DATE      SHARES DISPOSED      PRICE PER          TRANSACTION
                                SHARE                TYPE
07/26/01    500,000            $0.00          Distribution to shareholder
09/10/01  10,802,200           $0.005         Repayment of loans to shareholder
                                              valued at $50,000.

(d)     Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's securities on September 10, 2001.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 10, 2001, the Reporting Person transferred 10,802,200 shares of the Issuer's stock as a repayment of loans to its shareholders, Robert Kubbernus and entities controlled or beneficially owned by Mr. Kubbernus. Mr. Kubbernus is also the Issuer Company's President and Director.
________________________________________________________________________________
Item  7.  Material  to  be  Filed  as  Exhibits.

None
________________________________________________________________________________

CUSIP  No.   378956 10 6                 13D                   Page 4 of 4 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        09/28/01
                                        ----------------------------------------
                                                         (Date)

                                                 /s/ Robert Kubbernus
                                        ----------------------------------------
                                                       (Signature)

                                               Robert Kubbernus/Director
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).